
                                                                           EXHIBIT 12(B)

                    PUBLIC SERVICE ELECTRIC AND GAS COMPANY

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                 PLUS PREFERRED SECURITIES DIVIDEND REQUIREMENTS

                                                               YEARS ENDED DECEMBER 31,
                                            -------------------------------------------------------------
                                               1990         1991         1992        1993         1994
                                            ----------   ----------   ----------  ----------   ----------
                                                              (THOUSANDS OF DOLLARS)
Net Income................................  $  537,619   $  545,479  $  475,936   $  614,868   $  659,406
Plus Income Taxes (A).....................     209,361      261,912     223,782      307,414      301,447
                                            ----------   ----------   ---------   ----------   ----------
Income Before Income Taxes................     746,980      807,391     699,718      922,282      960,853
                                            ----------   ----------   ---------   ----------   ----------
Fixed Charges and Preferred Securities
  Dividend Requirements:
  Interest Charges (B)....................     346,020      358,517     401,902      389,956      395,925
  Interest Factor in Rentals..............       9,162        9,311       9,591       11,090       12,120
  Preferred Securities Dividend
    Requirements (Pre-tax) (C)............      40,116       42,703      46,675       56,957       60,981
                                            ----------   ----------   ---------   ----------   ----------
          Total...........................     395,298      410,531     458,168      458,003      469,026
                                            ----------   ----------   ---------   ----------   ----------
Earnings Before Fixed Charges and
  Preferred Securities Dividend
  Requirements............................  $1,102,162   $1,175,219  $1,111,211   $1,313,328   $1,368,898
                                            ==========   ==========  ==========   ==========   ==========

Ratio................................        2.79         2.86        2.43         2.89         2.92
                                             ====         ====        ====         ====         ====

(A)  Includes state income taxes and federal income taxes for other income.

(B)  Excludes 1991 and 1992 interest expense on decommissioning costs of $6,956 and $5,208, respectively.
     Effective January 1, 1992, accounting was changed to follow Federal Energy Regulatory Commission guidelines.

(C)  Includes a reduction for tax-deductible preferred dividends in accordance with Sections 244(a) and
     11(b) of the Internal Revenue Code of 1986, as amended, before applying accounting Rule S-K of
     Regulation 229.503.  Item 503(6).